12 June 2007

Jill S. Davis
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549
USA

Dear Ms. Davis,

I refer to the telephone conference with Kevin Stertzel on June 7, 2007 regarding our responses to the comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533) set forth in our letter dated June 4, 2007. We are writing to provide additional information to clarify our responses.

To facilitate the Staff’s review, we have included in this letter the applicable captions and numbered comments from the Staff’s December 29, 2006 and May 3, 2007 comment letters in bold, italicised text for which we have provided additional information.

Staff Comment Letter dated December 29, 2006

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

6.	We note your disclosure that indicates in some operations, certain stripping costs are accounted for differently when a major departure from the life of mine stripping ratio occurs. Please tell us in greater detail why you believe certain stripping costs incurred in the production stage of a project should be accounted for differently. Please clarify for us the threshold used to make such a determination.

Costs relating to production phase overburden removal have been capitalised under this part of our accounting policy in only two cases, wherein there have been exceptional facts and circumstances. The principal instance relates to the Boron mine. At December 31, 2006, the net book value of the amounts capitalised was US$180 million, of which US$153 million related to the Boron mine, in California. US$172 million of the total US$180 million arose prior to 2004; the remainder arose during 2004.

The Boron mine has been in production for over 50 years, and the original costs of developing the mine have long ago been fully amortised.

Geotechnical studies were conducted at Boron after a series of pit wall failures had occurred in the mid 1990s, which required action to secure the future of this profitable operation. These studies identified previously unknown adverse geotechnical conditions within the pit (major fault lines and an adverse pit-ward bedding dip of the underlying basalt), which required a radical reduction in the slope of the pit walls from 26 degrees to 18 degrees in order to sustain future production. Reduction of the pit wall slopes required an increase in the stripping ratio, from an average of five to one prior to 1999 to a peak of 32 to one in 2000. The stripping ratio was expected to average around 18 to one once the reduced slope angle had been achieved. The reduction in pit wall slopes was considered an exceptional period of mine redevelopment, which was necessary to continue production and, therefore, resulted in the formation of an asset. Costs associated with reducing the slope to 18 degrees were capitalised as mine development between 1999 and 2004. Stripping ratios in this period were substantially above 18 to one.

It should be noted that all of the above mine redevelopment costs are being written off, for the purposes of our 2006 US GAAP reconciliation, on introduction of EITF 04-06 “Accounting for Stripping Costs Incurred During Production in the Mining Industry” (“EITF 04-06”).

Staff Comment Letter dated May 3, 2007

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

3.	We note your statement in your response that “a significant proportion of the [exploration] costs are charged to the income statement as incurred.” Please tell us the following regarding exploration costs:

•	Please tell us the amount of exploration costs incurred under U.S. GAAP for mine projects that are either in the development or production stage.

Under IFRS, costs incurred in converting resources to reserves may be capitalised during the evaluation stage of a project if a high level of confidence in the project’s viability exists. Under US GAAP, all such evaluation costs are expensed.

Once in development or production, any drilling costs incurred to identify, evaluate, or otherwise obtain more information about mineralisation within the footprint of the existing mine or immediately adjacent to it are expensed both under IFRS and US GAAP.

Drilling costs incurred to identify (explore) or evaluate mineralisation in a new area outside the mine footprint representing a discrete addition to the scope of the existing project would be assessed under the capitalisation criteria for evaluation projects under IFRS. Under US GAAP these costs would be expensed.

While preparing the additional information above, we also confirmed its appropriateness with our business units. In doing this, we identified approximately US$18 million (pre tax) of capitalised drilling costs, which should have been expensed under US GAAP. We believe these capitalised costs to be immaterial from both a quantitative and qualitative perspective.

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

5.	Also, please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits, for both U.S. GAAP and IFRS.

The Group has mines where it is economically advantageous to extract ore through the concurrent or consecutive development of more than one pit. These separate pits typically utilise common processing facilities but often require separate additional investment for haul roads, conveyor systems, etc.

Each such case is considered individually to determine whether the second and subsequent pits are regarded as separate or integrated operations when accounting for production-stage deferred stripping and for initial overburden removal. Such a determination depends on the specific circumstances of each situation, and several factors would be considered, including those discussed below. The determination involves a degree of judgment; all relevant factors are considered but none are considered definitive. The relative strength of each factor is considered.

Mining costs, including overburden removal, are usually separately identifiable with each pit, providing a prima facie case for attributing stripping costs to the ore produced from the separate pits. The factors leading to stripping costs for two or more pits being accounted for as a separate operation are as follows:

•	Mining of the second and subsequent pits is conducted consecutively with that of the first pit.
•	Separate investment decisions are made to construct the two or more pits.
•	The two or more open pits are operated as separate units in terms of mine planning and sequencing of overburden and ore mining.
•	The designs of the second and subsequent pits are not significantly influenced by opportunities to optimise output from the several pits combined.
•	The development and operation of multiple pits does not offer major benefits through co-treatment of the output from the respective pits.
•	Required expenditures for additional infrastructure to support the second and subsequent pits are significant.
•	The pits extract ore from separate and distinct ore bodies.

Where the above criteria are met to only a limited extent, the mine would be regarded as a single economic unit when accounting for production-stage deferred stripping and for initial overburden removal.

The following illustrates the application of these factors in determining whether multiple pits are regarded as separate or integrated operations in the Group’s two most significant cases:

Example of a separate operation:

The Group operates Diavik, a diamond mine in Northwest Territories, Canada. The Diavik ore bodies occur in kimberlite pipes, which are narrow, deep and nearly cylindrical. Their dimensions are such that it is normally uneconomic to mine more than one as a single pit. Thus, considerable capital investment is incurred when developing new pits, including substantial investment for infrastructure such as dykes to enable open pit mining below the lake bed.

Separate mine plans are maintained to optimise output from the two pits, which relate to separate ore bodies. The first pit is expected to be exhausted in 2009. The second pit is expected to be in production from late 2007 to 2012, so the second pit will be operated principally after the first pit is mined out. There is a relatively small period of concurrent operation to achieve an efficient and orderly transition; but, essentially, the two operations are being conducted consecutively.

Example of an integrated operation:

The Group holds a 30 percent interest in Minera Escondida Limitada (‘MEL’), a Chilean copper mine. MEL extracts copper ore of different grades and mineralogy concurrently from two separate pits. The geologies of the two ore bodies are similar. They are the same age, are part of the same intrusive event, contain the same style of copper mineralisation and are connected via low grade mineralisation. Pit optimization and mine planning are undertaken as a single, fully integrated operation. The ore from either of the pits can be dispatched to one of four separate processing facilities, depending on the mineralogy and grade of the ore, and planning for optimal extraction sequencing is undertaken centrally.

As noted in our response to comment 5 of the Staff’s letter dated May 3, 2007, where the Group determines that pits should be accounted for as separate operations, production-stage stripping costs are deferred on a pit-by-pit basis based on the ratio of waste mined to the quantity of ore mined from each separate pit or to the quantity of minerals contained in the ore. The initial overburden removal for second and subsequent pits is capitalised and amortised over the output from the new pit.

Where pits are regarded as an integrated operation, the amortisation of development costs and the deferral of production stage stripping costs are calculated by reference to the combined output from the several pits. In such cases, the initial stripping costs relating to the second and subsequent pits are regarded as production stage stripping because the new pit is regarded as an extension of an existing operation.

For US GAAP, our accounting for production-stage deferred stripping costs will change following the implementation of EITF 04-06 in our 2006 Form 20-F. Upon implementation of EITF 04-06, stripping costs incurred during the production phase will be considered variable production costs and will be recorded directly as a component of production cost, except to the extent they can be attributed to inventory in accordance with normal inventory valuation principles. The initial overburden removal related to a second or subsequent pit that is considered to be preproduction mine development (i.e. for a pit that is regarded as a separate operation based on the criteria above) is deferred and charged against reported profits in subsequent periods on a units of production basis.

(i) Depreciation and impairment, page A-15

9.	Please explain why you believe it is more likely than not that future economic benefits will flow to the company relating to these resources. It appears from your response that uncertainty exists as to the economic extraction and marketability of the resources.

Further clarification of the rationale for the inclusion of certain JORC mineral resources in depreciation calculations under IFRS is set out below. It should be emphasised that depreciation calculations under IFRS are, in most cases, based on proven and probable reserves. Certain mineral resources are included in IFRS depreciation calculations in only a limited number of specific situations (referred to below as “Selected mineral resources”).

For these Selected mineral resources, there exists a high degree of confidence that they will eventually be mined based on an extensive knowledge of the geology of the resources themselves and the economic conditions that would apply if they were mined.

Knowledge of the economic conditions comes from operating mines that are adjacent to or in close proximity to the resources concerned, which are mining material that is very similar to the Selected mineral resources. Thus, past mining history would usually provide a good basis for assessing what portion of such resources is likely to convert to reserves with up to date and accurate information on technical and economic inputs such as dilution, processing recoveries and operating costs. These technical and economic inputs, including conversion factors where appropriate, are preliminary but soundly based figures that will later be applied to the Selected mineral resources to formally convert them to reserves.

Any quantification of the probability of achieving or exceeding estimates of tonnages and grades of eventual reserves (and by extension the economic benefits that arise) is based on the judgment of appropriately experienced professionals. However, in the cases described above, where Rio Tinto uses JORC Resources for the purposes of depreciation calculations, it is expected that confidence in the resulting reserves would exceed the Staff’s indicative threshold for Probable Reserves of 65%.

*     *     *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely,

/s/ Guy Elliott
Guy Elliott

cc:	Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)